February 16, 2006                                     Alan Gilbert
                                                      Direct Phone: 612-672-8381
                                                      Direct Fax: 612-642-8381
                                                      ALAN.GILBERT@MASLON.COM


VIA EDGAR & FEDERAL EXPRESS
---------------------------

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re:      Global Traffic Network, Inc. (the "COMPANY")
         Registration Statement on Form S-1
         Filed December 16, 2005
         File No. 333-130417

Dear Mr. Spirgel:

This letter will respond on behalf of the Company to your comment letter dated February 3, 2006 (the "COMMENT LETTER") with respect to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Company on January 25, 2006 (the "AMENDMENT NO. 1"). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter. In addition, a copy of your letter is attached. Also enclosed you will find three copies of Amendment No. 2 to the Registration Statement ("AMENDMENT NO. 2") that are marked to indicate changes from Amendment No. 1.

PROSPECTUS SUMMARY, PAGE 1
--------------------------

1. YOU INDICATE HERE AND ELSEWHERE IN THE PROSPECTUS THAT YOU BEGAN GENERATING "LIMITED REVENUE" FROM YOUR CANADIAN OPERATIONS IN JANUARY 2006. PLEASE CLARIFY WHAT YOU MEAN.

          The subject disclosure in the prospectus summary and elsewhere in the prospectus is intended to convey to the reader the amount of revenue generated to date from the Company's newly-commenced Canadian operations has been limited in amount. As requested, the disclosure in Amendment No. 2 has been revised to set

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 2



         forth the dollar amount of such "limited revenue" that was generated in January 2006.

RISK FACTORS, PAGE 8
--------------------

2. WE NOTE THAT MOST OF YOUR ASSETS AND OPERATIONS ARE LOCATED IN AUSTRALIA AND CANADA. IN YOUR RESPONSE LETTER, PLEASE DISCUSS THE ABILITY OF INVESTORS TO BRING AND ENFORCE JUDGMENTS OBTAINED IN US COURTS AGAINST PERSONS LOCATED OUTSIDE OF THE US BASED UPON THE CIVIL LIABILITY PROVISIONS OF THE US FEDERAL SECURITIES LAWS; THE ABILITY OF INVESTORS TO ENFORCE, IN AN APPROPRIATE FOREIGN COURT, JUDGMENTS OF US COURTS BASED UPON THE CIVIL LIABILITY PROVISIONS OF THE US FEDERAL SECURITIES LAWS; AND THE ABILITY OF INVESTORS TO BRING AN ORIGINAL ACTION IN AN APPROPRIATE FOREIGN COURT TO ENFORCE LIABILITIES AGAINST THE COMPANY OR ANY PERSON BASED UPON THE FEDERAL SECURITIES LAWS. TO THE EXTENT THESE MATTERS CREATES MATERIAL RISKS OF UNCERTAINTIES, PROVIDE APPROPRIATE RISK FACTOR DISCLOSURE.

         Although substantially all of the Company's operating assets are owned by subsidiaries organized under the laws of foreign jurisdictions, the Company is a Delaware corporation having headquarters within the Unites States and all of the Company's current officers and directors reside within the United States. Therefore, the Company does not believe that investors will be required to bring and enforce judgments based upon the US federal securities laws that are obtained in US courts against persons located outside of the US. Rather, the Company believes that investors wishing to bring and enforce any judgment based on the civil liability provisions of the United States federal securities laws will be able to do so against the Company, and its United States-based directors and officers.

         Because substantially all of the Company's assets are owned by its subsidiaries and located outside of the United States, if investors obtain judgments against the Company in United States courts (including judgments based upon the civil liability United States federal securities laws), they may be required to seize the Company's equity interests in its subsidiaries in satisfaction of such judgments. Because the subsidiaries are foreign entities, an attempt to seize such equity interests could be frustrated by objections raised in the applicable foreign jurisdiction to the transfer of such interests.

         The Company has added a risk factor to the Registration Statement to address the risk that investors may have difficulties collecting on judgments rendered against the Company in United States courts because its operating subsidiaries are organized under the laws of foreign jurisdictions and substantially all of its assets are located outside of the United States. The risk factor is located on page 16 of Amendment No. 2.

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 3



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 26
--------------------------------------------------------------------------------

OVERVIEW, PAGE 26
-----------------

OUR SOURCES OF REVENUE -- SALE OF COMMERCIAL AIRTIME INVENTORY, PAGE 27
-----------------------------------------------------------------------

3. WE NOTE THE STATEMENT IN THE SECOND PARAGRAPH THAT YOU CURRENTLY GENERATE "LIMITED REVENUE" FROM COMMERCIAL AIRTIME INVENTORY RECEIVED IN EXCHANGE FOR YOUR RADIO NEWS REPORTS AND TV REPORTS IN AUSTRALIA. PLEASE CLARIFY AND EXPLAIN THE REASON(s) WHY REVENUE IN THESE SECTORS HAS BEEN LIMITED.

          The subject disclosure, which is located on page 29 of Amendment No. 2, has been revised to include the dollar amount of revenue attributable to the sale of commercial airtime inventory obtained from radio news and TV reports in Australia from June 30, 2005 through December 31, 2005, as well as the approximate percentage of total Company revenue attributable to such sales. In addition, the disclosure has been further revised to provide that radio news and TV reports were introduced in 2005 and the Company expects to obtain increasing amounts of inventory, and corresponding revenues from sale of such inventory, as the Company continues to expand the provision of such information reports.

4. WE NOTE THE STATEMENT IN THE SAME PARAGRAPH THAT THERE IS GENERALLY A DELAY BETWEEN ACQUIRING COMMERCIAL AIRTIME INVENTORY FROM NEW OR EXPANDED OPERATIONS AND THE REALIZATION OF INCREASING REVENUE FROM THE SALE OF SUCH INVENTORY. PLEASE DISCUSS THE REASONS WHY THERE IS A DELAY.

          The second paragraph under "Our Sources of Revenue -- Sale of Commercial Airtime Inventory" on page 29 of Amendment No. 2 has been revised to discuss the reasons why there is generally a delay between acquiring commercial airtime inventory from new or expanded operations and the realization of increasing revenue from the sale of such inventory. Specifically, the delay is due to the time required to arrange for the sale of an increased number of advertising spots, and the length of the delay varies depending on the magnitude of the increased inventory and the prevailing market for advertising sales at the time.

5. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 26 IN OUR LETTER DATED JANUARY 13, 2006. WE ARE IN RECEIPT OF YOUR REQUEST FOR CONFIDENTIAL TREATMENT AND WILL RESPOND UNDER COVER OF A SEPARATE LETTER.

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 4



          We have received the Commission's comments to the Company's Applications for Confidential Treatment related to the agreements with Austereo. In light of the Commission's comments to such Applications for Confidential Treatment, and in response to your prior comment 26, the disclosures regarding "other consideration" in exchange in commercial airtime inventory "in certain circumstances" has been revised throughout Amendment. No. 2. Specifically, the Company has replaced the references to "other consideration" with references to "cash consideration" throughout the prospectus. In addition, the Company has expanded its discussion regarding the circumstances under which it makes additional cash payments in the first paragraph under "Our Sources of Revenue -- Sale of Commercial Airtime Inventory" on page 29 of Amendment No. 2, and again in the "Description of the Business" section under "Generating Revenue Through Advertising Sales" on page 52 of Amendment No. 2.

HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA, PAGE 35
-------------------------------------------------------------

6.        PLEASE REFER TO PRIOR COMMENT 35 IN OUR LETTER DATED JANUARY 13, 2006.
          ALTHOUGH YOUR VOTING CONTROL IS IDENTICAL FOR BOTH GLOBAL TRAFFIC NETWORK AND THE AUSTRALIA TRAFFIC NETWORK AS A RESULT OF THE VOTING AGREEMENTS, IT APPEARS YOUR OWNERSHIP INTEREST IS NOT IDENTICAL. TELL US THE CONSIDERATION YOU GAVE TO THE DIFFERENCE IN COMMON STOCK OWNERSHIP IN EVALUATING THE GUIDANCE IN SFAS 141 TO DETERMINE THE APPROPRIATE ACCOUNTING FOR THE SHARE TRANSACTION.

          Section D11 of FAS 141 states "business combination excludes transfers of net assets or exchanges of shares between entities under common control FASB Technical Bulletin 85-5 (FTB 85-5) provides additional guidance related to transactions between entities under common control. As provided in our response to prior comment 35 in our letter dated January 13, 2006, the two entities have identical voting control and, therefore, the Company believes it is more appropriate to account for the transaction as a common control transaction as the entities have identical control. In addition to identical voting control, ownership of the two companies is approximately 90% identical, and all of the shareholders of The Australia Traffic Network are stockholders of Global Traffic Network. We note that the differences in ownership between the two entities is due to direct or indirect transfer of ownership amongst the limited shareholder pool for personal reasons completed unrelated to Global Traffic Network or The Australia Traffic Network.

          As outlined in FTB 85-5 Q2, an exchange that lacks substance, it is not a purchase event and should be based on existing carrying amounts. While the Company's facts and circumstances are not identical to the examples cited, we believe based on the facts set forth above, that the consolidation of entities

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 5



         resulting from the Share Exchange lacks the substance required to be treated as a purchase and, instead, believes that it is appropriate to treat the transaction as a reorganization. Entities that have identical ownership before and after a transaction are viewed as a restructuring, not a business combination based on the above guidance from FTB 85-5. The Company believes by analogy that entities that have identical voting control before and after the transaction should similarly be accounted for as a restructuring. In both cases there has not been a substantive change. This interpretation is supported by views that voting agreements can be considered when determining common control. The Company feels that a "stepping up" of the balance sheet, which would result from treating the transaction as a purchase, would be misleading given the near identical ownership and identical voting control of the Company and The Australia Traffic Network. Instead, the Company believes that the consolidating transaction should be accounted for based on existing carrying amounts. It should also be noted that the companies had identical ownership until September 30, 2005. To treat minor changes in ownership amongst a small group of shareholders as the basis to perhaps significantly increase the carrying amounts of assets would not give a fair picture of the reorganization, and could encourage transactions between shareholders for the sole purpose of enabling a reorganization to be treated as a purchase.

         Based on the identical voting control, which by analogy should be accounted for similar to common control of the companies discussed above, Section D12 of FAS 141 requires that "the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

7. TELL US THE BUSINESS REASONS WHY THOMAS GILLIGAN DID NOT SUBSCRIBE TO ALL OF THE SHARES THAT HE WAS ENTITLED TO IN THE INITIAL FORMATION OF THE GLOBAL TRAFFIC NETWORK, INC., IN ORDER TO MAINTAIN THE SAME OWNERSHIP IN BOTH GTN AND ATN. IN YOUR RESPONSE TO PRIOR COMMENT 52 IN OUR LETTER DATED JANUARY 13, 2006, YOU INDICATE THAT ALL SHAREHOLDERS AGREED TO SUBSCRIBE FOR SHARES OF GLOBAL TRAFFIC NETWORK BASED ON THEIR OWNERSHIP PERCENTAGE IN AUSTRALIA TRAFFIC NETWORK.

         The shareholders of The Australia Traffic Network, including Mr. Gilligan, did indeed subscribe for shares in the Company pro-rata based on such shareholders' percentage ownership in The Australia Traffic Network. In connection with the founding of the Company, Mr. Gilligan subscribed for 531,550 shares of the Company's common stock and was issued such shares on May 16, 2005. These shares represented 11.81% of the 4,500,000 founders shares issued to the shareholders of The Australia Traffic Network, which percentage is the same as Mr. Gilligan's ownership percentage in The Australia Traffic Network.

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 6



         Subsequently, on September 30, 2005, Mr. Gilligan transferred 465,106 of his shares of common stock of the Company to Robert L. Johander and Mary L. Johander, Trustees of the Robert L. Johander Revocable Trust u/a/d December 18, 2003. The remaining 66,444 shares comprise Mr. Gilligan's 1.48% ownership interest in the Company.

8. DESCRIBE FOR US THE SIGNIFICANT TERMS OF ALL AGREEMENTS AMONG THE SHAREHOLDERS OF ATN AND GTN. FOR EXAMPLE, WE NOTE THE REFERENCE TO AN OPTION AGREEMENT IN THE VOTING AGREEMENT BETWEEN THOMAS GILLIGAN AND WILLIAM YDE III.

         Under a Voting Agreement dated January 11, 2001 by and between Thomas
         M. Gilligan and William L. Yde III, Mr. Gilligan granted Mr. Yde the right to vote all of the ordinary shares of The Australia Traffic Network in all matters upon which the shareholders of The Australia Traffic Network have the right to vote. Mr. Gilligan further agreed that in the event he acquired additional ordinary shares of The Australia Traffic Network in the future, he would promptly assign the voting rights associated with such shares to Mr. Yde. The Voting Agreement affirmatively provides that dividend right associated with Mr. Gilligan's ordinary shares remained with Mr. Gilligan. The Voting Agreement also provides that Mr. Gilligan may transfer the ordinary shares subject to the Voting Agreement provided that any transferee who is not a shareholder of The Australia Traffic Network immediately prior to the transfer agrees to be bound by the Voting Agreement.

         On January 31, 2004, Messrs. Yde and Gilligan entered into an agreement pursuant to which Mr. Yde purchased 5,473 ordinary shares of The Australia Traffic Network then held by Mr. Gilligan. In this same agreement, Mr. Gilligan granted Mr. Yde an option (the "Option") to purchase an additional 15,700 of the ordinary shares of The Australia Traffic Network owned by Mr. Gilligan at any time prior to January 30, 2009. The total price paid by Mr. Yde for the shares and the option was $148,840.00, and the aggregate option exercise price for all 15,700 ordinary shares was $929,440.

         On May 23, 2005, Messrs. Yde and Gilligan entered into a purchase agreement pursuant to which Mr. Yde purchased from Mr. Gilligan a total of 6,000 ordinary shares of The Australia Traffic Network owned by Mr. Gilligan, 1,700 of which were subject to the Option. The aggregate purchase price of such ordinary shares was $530,300.00, $125,300.00 of which was paid in cash and $405,000.00 of which was paid in the form of a promissory note.

         On May 25, 2005, Messrs. Yde and Gilligan entered into an agreement pursuant to which the parties agreed that Mr. Gilligan can require Mr. Yde to purchase, at

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 7


         any time during the term of the Option but not prior to May 23, 2006, 1,700 of the remaining 14,000 ordinary shares of The Australia Traffic Network owned by Mr. Gilligan that are subject to the Option. The purchase price for such ordinary shares would be $100,300.00.

         On November 18, 2005, the parties entered into an Amendment to Option Agreement and Voting Agreement, pursuant to which the parties agreed that (i) Mr. Yde's option to purchase 14,000 ordinary shares of The Australia Traffic Network would also include an option in favor of Mr. Yde to purchase, for no additional consideration, all shares of the Company's common stock issued in exchange for such ordinary shares under the Securities Exchange Agreement. Under the Amendment to Option Agreement and Voting Agreement, the parties also agreed that Mr. Yde has the right to vote (i) the 66,444 shares of the Company's common stock held by Mr. Gilligan and all shares of the Company's common stock that are to be issued to Mr. Gilligan under the Securities Exchange Agreement.

         Following the Share Exchange, Mr. Gilligan will hold 538,933 share of common stock of the Company (including 472,489 shares of common stock to be issued to Mr. Gilligan in exchange for his 16,000 ordinary shares of The Australia Traffic Network). Mr. Yde will have the right to vote all 538,933 of these shares. In addition, 413,428 of these shares will be subject to the Option in favor of Mr. Yde. The shares held by Mr. Gilligan over which Mr. Yde has the right to vote and the portion of such shares subject to the Option are disclosed in footnote 1 to the beneficial ownership table on page 63 of Amendment No. 2.

          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 61
          -------------------------------------------------------

9. AS REQUESTED IN PRIOR COMMENT 50 IN OUR LETTER DATED JANUARY 13, 2006, PLEASE DISCLOSE THE MATERIAL TERMS, INCLUDING PAYMENT TERMS, OF THE MUTUAL SALES REPRESENTATION AGREEMENT AND THE TRAFFIC DATA AGREEMENT BETWEEN CTN AND METRO NETWORKS.

          The description of the Mutual Sales Representation Agreement with Metro has been revised to better describe the provision of services provided thereunder and to disclose that compensation under the agreement consists of a minority percentage of revenue from sales of the other party's advertising time. The disclosure also states that through January 2006, the arrangement has yielded only modest revenues of approximately than $4,000 to Canadian Traffic Network ULC.

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 8



          In addition, the disclosure regarding the Traffic Data Agreement has been revised to provide that Metro received non-exclusive access to the traffic data generated and gathered by Canadian Traffic Network ULC free of charge.

10. WE NOTE THE SIGNIFICANT INCREASE IN THE AMOUNTS OWED TO THE AUSTRALIA TRAFFIC NETWORK AT JUNE 30, 2005 AND SEPTEMBER 30, 2005. PLEASE DISCUSS THE REASONS FOR THE INCREASE.

          The disclosure regarding advances to and the receipt of advances from The Australia Traffic Network has been updated to disclose the amount the Company owed to The Australia Traffic Network as of December 31, 2005. The discussion has also been revised to explain that the increase in the amount owed to The Australia Traffic Network from June 30, 2005 to December 31, 2005 resulted from the Company's need to fund the expenses related to the development of its Canadian operations prior to the receipt of proceeds from the Metro loan.

11. PLEASE IDENTIFY THE STOCKHOLDERS OR ENTITIES CONTROLLED BY SUCH STOCKHOLDERS WITH WHOM YOU CONTRACT FOR SERVICES.

          The subject disclosure, which was located in the last paragraph under "Certain Relationships and Related Transactions" in Amendment No. 1 has been removed from Amendment No. 2, as such information is not required disclosure and the Company believes it's inclusion in the prospectus is confusing to readers. Analysis regarding why such information is not required disclosure is set forth below.

          The stockholders with whom the Company contracts for services are William L Yde III, Dale C. Arfman and Thomas Gilligan, and the entity referred to is Power Plant Media, a corporation controlled by Mr. Gilligan. All payments made by the Company to Messrs. Yde, Arfman and Gilligan constituted compensation for services provided by such individuals in their capacities as employees of the Company. Amounts paid by the Company to Messrs. Yde and Arfman from May 16, 2005 (the date of the Company's inception) through June 30, 2005 are included in the amounts disclosed in the executive compensation table. Compensation payments made to Messrs. Yde and Arfman from and after June 30, 2005 will be disclosed in the Company's Annual Report on Form 10-K for the fiscal year ending June 30, 2006 (or incorporated by reference to a definitive proxy statement to be filed within 120 days following such fiscal year end). The amount of employee compensation received by Mr. Gilligan is not included in the employee compensation table because Mr. Gilligan does not qualify as a "named executive officer."

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 9


          To better clarify the compensation arrangements with Messrs. Yde and Arfman, the disclosure set forth under "Employment Agreements" on page 59 of Amendment No. 2 has been revised to explain that Messrs Yde and Arfman receive compensation for services provided to The Australia Traffic Network pursuant to the management agreement with Milwaukee Traffic Network and receive additional compensation for their services as employees of Global Traffic Network, Inc. and its subsidiaries. This additional compensation is paid directly to Messrs. Yde and Arfman.

          The amounts paid to Power Plant Media, which totaled approximately $27,000 from May 16, 2005 through December 31, 2005, is not required disclosure as a related party transaction because Mr. Gilligan is not a director, executive officer or 5% stockholder of the Company, not is the amount material in the context of the Company's operations.

FINANCIAL STATEMENTS
--------------------

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
d) STATION COMPENSATION AND REIMBURSEMENT, PAGE F-17
----------------------------------------------------

12. PLEASE REFER TO PRIOR COMMENT 53. REVISE YOUR DISCLOSURE TO PROVIDE ALL COSTS FOR WHICH YOU ARE CONTRACTUALLY OBLIGATED UNDER THE STATION OBLIGATIONS.

          Cash compensation and reimbursement of expenses to stations comprise all of the Company's contractual payment obligations to stations. Footnote 2(f) to The Australia Traffic Network financial statements, which appears on page F-19 of Amendment No. 2, has been revised to clarify that the Company's payments obligations are comprised entirely of cash compensation and reimbursement of station expenses.

AUSTRALIA TRAFFIC NETWORK
-------------------------

FINANCIAL STATEMENTS
--------------------

h) INTANGIBLE ASSETS, PAGE F-19
-------------------------------

          The Company respectfully notes that the provisions of FAS 142 provide that: "The provisions of this Statement need not be applied to immaterial items". The Company believes that a $20,000 balance sheet item, and the maximum income statement impact of the amortization of said asset are immaterial to the financial statements of the Company. However, please find below the Company's response to your specific inquiries.

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 10



13. PLEASE REFER TO PRIOR COMMENT 54 IN OUR LETTER DATED JANUARY 13, 2006. THE NATURE OF CAPITALIZED COSTS FOR OBTAINING AIRCRAFT LICENSES AND THE REASONS YOU BELIEVE THESE ARE INDEFINITE LIVED ASSETS IS NOT APPARENT FROM YOUR RESPONSE. PLEASE ADDRESS THE FOLLOWING TERMS:

          a. PROVIDE US WITH ADDITIONAL INFORMATION DESCRIBING THE NATURE, AMOUNT AND TYPE OF THESE COSTS.

                  The majority of the costs for obtaining aircraft licenses are engineering consulting costs associated with preparing the applications and gaining approval for the licenses. Also included in this amount was the actual application fee. Please see attached for detailed costs comprising intangibles (note costs are in Australia dollars).

                  As reflected on the balance sheet, the total amount of costs for obtaining aircraft licenses was $20,000.

          b.      DESCRIBE THE FUTURE BENEFIT YOU OBTAIN THROUGH LICENSE
                  OWNERSHIP.

                  Having these licenses allows the Company to operate its owned Robinson R-44 helicopter in New South Wales Australia (Sydney). Without the licenses, the Company would have to contract with a third party to operate the aircraft, which would result in additional operating costs. The Company estimates that its annual savings attributable to having the licenses and operating its own aircraft is approximately $50,000 to $75,000.

          c. DISCUSS HOW OFTEN LICENSES ARE RENEWED, THE CRITERIA FOR RENEWAL AND WHAT YOUR RENEWAL EXPERIENCE HAS BEEN.

                  The licenses are for a three year period.

                  The criteria for renewal is an audit by the governmental body of the Company's flight and maintenance logs, safety procedures, etc. To the extent the Company passes the audit, the license is renewed for an additional three year period at de minimis cost.

                  The Company recently received its first non-provisional license in January 2006 and, as a result, has no track record of obtaining renewals. It is the Company's expectation that the licenses will be renewed indefinitely as long as the Company's operations meet the safety and other regulations of the Australian authorities. The Company would compare these licenses to

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 11


                  an FCC radio or television license in the U.S. that is for a fixed period, but are almost always renewed for additional terms.

          d. EXPLAIN WHY IT IS APPROPRIATE TO CAPITALIZE THE COSTS OF DEVELOPING THESE LICENSES AND DISCUSS HOW YOU APPLIED THE GUIDANCE IN PARAGRAPH 10 OF SFAS 142.

                  Paragraph 10 of SFAS 142 provides that "Costs of internally developing, maintaining, or restoring intangible assets (including goodwill) that are not specifically identifiable, that have indeterminate lives, or that are inherent in a continuing business and related to an entity as a whole, shall be recognized as an expense when incurred" (Opinion 17, paragraph 24).

                  However, the Company relied on paragraph 11 which states: "an intangible asset with an indefinite useful life is not amortized. The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity." The Company further relied on paragraph 11, sub-section D, which states: "Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset's legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions)". As explained above, the Company believes that subsequent extensions of these licenses can be accomplished at minimal cost and for numerous times, thus the indeterminate life.

                  With regards to paragraph 10, the Company is able to specifically identify the costs pertaining to these licenses (and note that no internally generated costs such as labor were included), and that the costs pertain to a specific portion of our business (aviation) that impacts one region (Sydney) and two of the Company's products (radio traffic and TV traffic), rather than the entity as a whole.

14. IF YOU CONTINUE TO BELIEVE THESE LICENSES REPRESENT INDEFINITE LIVED ASSETS, REVISE YOUR IMPAIRMENT APPROACH TO DETERMINE THE FAIR VALUE OF THE LICENSES FOR YOUR ANNUAL IMPAIRMENT TEST. ALSO TELL US THE METHODOLOGY YOU WILL USE TO ESTIMATE THE FAIR VALUE


          We will rely on paragraph 17 of FAS 141 which calls for the annual comparing of the fair value of the asset compared with its carrying amount. We will determine fair value by discounting the expected savings associated with owning the

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Page 12



         licenses and comparing this amount with the carrying amount of the asset. To the extent the present value of the cash flow is less than the carrying amount, we will write down the intangible asset to the discounted cash flow as specified in paragraph 22 of FAS 142. The present value method is suggested by paragraph 24 of FAS 142.


In further response to your prior comment 1, please note that the Form of Underwriting Agreement, the Form of Specimen Stock Certificate, the legal opinion of Maslon Edelman Borman & Brand, LLP regarding the legality of the shares to be issued in the offering and the Employment Agreement between the Company and Scott E. Cody are filed as Exhibits 1.1, 4.1, 5.1 and 10.16, respectively to Amendment No. 2.

We would also like to call your attention to the fact that the Company has changed the location of its corporate headquarters, which is now located at 800 Second Avenue, New York, New York 10017.

Upon review of this response letter, if you have any additional questions or comments concerning the Company or Amendment No. 2, or if you wish to discuss any the responses, please do not hesitate to contact William M. Mower at (612) 672-8358 or the undersigned at (612) 672-8381.

Very Truly Yours,



Alan M. Gilbert, Esq.

Enclosures

cc:      William  L. Yde III
         Scott Cody
         William M. Mower